UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Roivant Sciences Ltd.

(Name of Issuer)

Common Shares, par value $0.000000007 per share

(Title of Class of Securities)

G76279101

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Sumitomo Chemical Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 86,367,360
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 86,367,360

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,367,360
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.48% (1)
12	TYPE OF REPORTING PERSON CO

(1)

This calculation is based on 692,012,183 Common Shares, $0.000000007 par value, of the Issuer (as defined below), issued and outstanding as of December 1, 2021, as disclosed by the Issuer in its Prospectus dated January 4, 2022, as filed with the Securities and Exchange Commission on January 4, 2022.

1	NAMES OF REPORTING PERSONS Sumitomo Dainippon Pharma Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 86,367,360
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 86,367,360
	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,367,360
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.48% (1)
12	TYPE OF REPORTING PERSON CO

(1)

This calculation is based on 692,012,183 Common Shares, $0.000000007 par value, of the Issuer (as defined below), issued and outstanding as of December 1, 2021, as disclosed by the Issuer in its Prospectus dated January 4, 2022, as filed with the Securities and Exchange Commission on January 4, 2022.

Item 1(a).	Name of Issuer:

Roivant Sciences Ltd. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Roivant Sciences Ltd.

Suite 1, 3rd Floor

11-12 St. James’s Square

London SW1Y 4LB

United Kingdom

Item 2(a).	Name of Person Filing:

Sumitomo Chemical Co., Ltd. (“Sumitomo Chemical”).

Sumitomo Dainippon Pharma Co., Ltd. (“Sumitomo Dainippon”).

(Each a “Reporting Person,” and collectively, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Sumitomo Chemical:

7-1, Nihonbashi 2-chome

Chuo-ku, Tokyo

103-6020, Japan

Sumitomo Dainippon:

6-8 Doshomachi 2-chome

Chuo-ku, Osaka

541-0045, Japan

Item 2(c).	Citizenship:

See Row 4 of the cover page for each Reporting Person, respectively.

Item 2(d).	Title of Class of Securities:

Common Shares, par value $0.000000007 per share of the Issuer (“Common Shares”).

Item 2(e).	CUSIP Number:

G76279101

Item 3.	If this Statement is Filed Pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned: See Row 9 of the cover pages for each Reporting Person, respectively.

(b) Percent of class: See Row 11 of the cover pages for each Reporting Person, respectively. Calculated using 692,012,183 Common Shares issued and outstanding as of December 1, 2021, as disclosed by the Issuer in its Prospectus dated January 4, 2022, as filed with the Securities and Exchange Commission on January 4, 2022.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of the cover pages for each Reporting Person, respectively.

(ii)	Shared power to vote or to direct the vote: See Row 6 of the cover pages for each Reporting Person, respectively.

(iii)	Sole power to dispose or to direct the disposition of: See Row 7 of the cover pages for each Reporting Person, respectively.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of the cover pages for each Reporting Person, respectively.

Sumitomo Dainippon directly owns the Common Shares. Sumitomo Dainippon is a 51.78%-owned subsidiary of Sumitomo Chemical. Sumitomo Chemical may be deemed to indirectly beneficially own (as that term is defined under Rule 13d-3 under the Securities Exchange Act of 1934, as amended) the Common Shares that Sumitomo Dainippon owns. Sumitomo Chemical disclaims beneficial ownership of such Common Shares except to the extent of its pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2022

Sumitomo Chemical Co., Ltd.

By:	/s/ Takeo Kitayama
Name:	Takeo Kitayama
Title:	Associate Officer, General Manager Corporate Planning Office

Sumitomo Dainippon Pharma Co., Ltd.

By:	/s/ Tsutomu Nakagawa
Name:	Tsutomu Nakagawa
Title:	Senior Director Global Corporate Strategy

EXHIBIT INDEX

Exhibit Number	Title

99.1	Joint Filing Agreement